Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS NEW ZONES OF HIGH GRADE MINERALIZATION, WITH STRONG POTENTIAL TO INCREASE RESERVES AT BELL CREEK

•
Drilling between 775 and 925 levels identifies new zones of high-grade mineralization within untested gaps of the Labine Deposit North A and NA2 Zones; significant assays include 12.68 grams per tonne (“gpt”) over 18.5 metres (“m”), 10.36 gpt over 10.5 m,  10.10 gpt over 7.6m, 5.11 gpt over 9.5m, and 6.04 gpt over 13.0m.

•
Drilling below 925 level confirms high grade mineralization extending to depth with potential to add to existing reserves; significant assays include 9.98 gpt over 10.3m, 5.60 gpt over 16.9m, 9.79 gpt over 9.6m and 3.09 gpt over 23.3m, including 6.81 gpt over 7.4m.

•
Drilling between 685 and 775 levels continues to confirm grade and width of zones in areas close to  active mining; intercepts include 6.64 gpt over 13.2m, 10.18 gpt over 5.7m, 7.76 gpt over 6.0m, 6.05 gpt over 9.1m, 6.92 gpt over 6.7m, 6.83 gpt over 7.8m.

•	Additional drilling to confirm and expand zones below 775 level ongoing with 3 drills. Work has commenced on pre-feasibility study to increase reserves and re-activate the BC shaft.

TORONTO, ONTARIO-- (Marketwired – September 25, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced the results from 65 holes (13,900 metres) from drilling the Labine Deposit at the Bell Creek Mine.  The holes are part of an overall program consisting of 31,230 metres being drilled at the Bell Creek Mine in 2014 to infill and expand resources and increase total reserves. The key focus of the program is on the area below the 775 level, which is the current lower limit for reserves, and the 1050 level. Total drilling at the Bell Creek Mine to the end of August  2014 is 92 holes (19,949 metres), with results from 16 holes ( 3,718 metres) being previously reported ( see press release dated March 26,2014).

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results continue to confirm a substantial resource at the Bell Creek Mine Labine Deposit, with excellent potential for higher grades, expansion and conversion to reserves for mining. As an operation, Bell Creek has been performing well in 2014 with total production in the first half of the year totaling129,000 tonnes grading 5.3 gpt (20,900 ounces). The mine is on track to produce approximately 40,000 ounces in 2014, an increase of over 40% from 2013. Work has commenced on a pre-feasibility study to update reserves and resources and evaluate deepening the mine, including re-activation of the Bell Creek shaft and extension of the ramp to depth. Completion of the study is planned for early in 2015.

Key intersections being reported today are; 12.68 gpt over 18.5m, including 21.82 gpt over 6.2m in BC745-939B, 10.36 gpt over 10.5 m, including 23.86 gpt over 2.1m in BC745-893,  6.04 gpt over 13.0m from BC745-889 and 5.11 gpt over 9.50m from BC745-894. The drilling, completed from the 745 level, was concentrated towards an untested gap in the central portion of the North A Zone between the 775 and 925 levels (Table 1 and Figures 1 and 2). The best results appear to coincide with a major northeast trending flexure in the North A Zone, which is referred to as the “Link Zone” that has now been traced from surface to at least the 1050 level.

Other significant intercepts in the area between the 775 and 925 level include 10.10 gpt over 7.6m in BC730-1028,  8.55 gpt over 3.5m in BC730-1025, 6.02 gpt over 2.0m in BC610-978 and 7.80 gpt over 2.9m in BC610-977.  These intercepts are from holes drilled from the 730 and 610 levels and piercing the east edge of the North A and NA2 zones near the 730 level, and demonstrate excellent potential for additional high grade mineralization in an area of limited drilling.

Additional results being announced include 9.98 gpt over 10.3m and 20.32 gpt over 2.2m in BC610-985, 5.60 gpt over 16.90m in BC610-984, 9.79 gpt over 9.6m, 9.14 gpt over 4.7m and 13.93 gpt over 2.1m in BC610-983, and 3.09 gpt over 23.3m, including 6.81 gpt over 7.4m in BC610-975. The drilling was completed from a new drill platform on the 610 level and is part of an overall program of infill and expansion drilling targeting the Labine Zone between the 775 and 1050 levels. These results are in line with intercepts from previous wide spaced drilling in the same area and continue to indicate excellent continuity and grades for mineralization.

Other results included are from a series of holes drilled between the 685 and 775 levels and nearby to active mining and include 6.64 gpt over 13.2m in BC700-922A, 10.18 gpt over 5.7m in BC730-935, 7.76 gpt over 6.0m in BC700-916, 6.05 gpt over 9.1m in BC715-886, 6.92 gpt over 6.7m in BC730-874A and 6.83 gpt over 7.8m in BC730-927C.

Total resources at the mine as of the latest update at year end 2013 stood at 4.5 million tonnes, grading 4.6 gpt (672,047 ounces) in the Indicated category and 5.9 million tonnes, grading 4.6 gpt (872,058 ounces) in the Inferred category. Reserves as at the end of 2013 were estimated at 706,939 tonnes @ 4.7 gpt (106,573 ounces) with all reserves being located above the 775 level. The next scheduled update for reserves and resources is at the end of 2014 and in conjunction with the new pre-feasibility study.

Drilling is in progress at the Bell Creek Mine with three drills at this time that continue to focus on areas below the 775 level. The current plans are to complete an additional 11,281 meters of drilling before the end of 2014.

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Bell Creek Mine is Eric Kallio, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every forty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Bell Creek Mine utilizes three different core sizes including; LTK-48 with a core diameter of 35.3mm (Bazooka drill), BQ which has a core diameter of 36.4mm and NQ with a core diameter of 47.6mm (electric drills). Sampling of drill core is conducted in intervals according to geological control (minimum 30cm, maximum 1.5m, averaging 1.0m) with all core being whole core sampled and pulps being stored in cold storage. For select drill holes, the core is saw cut andthe remaining half is stored in a secure location.

Gold analysis for underground drill core at Bell Creek has utilized two analytical laboratories. All underground drill core is transported in security sealed bags for analysis at either Activation Laboratories (1752 Riverside Drive, Timmins) or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory.  Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario lab analytical procedures (working towards ISO 17025 CANP4E in early 2014). Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO certified.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch	Mark Utting
President & CEO	Vice-President, Investor Relations
(416) 703-6298	(416) 703-6298
Email: info@lsgold.com	Email: info@lsgold.com
Website: www.lsgold.com

Table 1: List of Significant Drill Intercepts from Recent Drilling

HOLE-ID	From (m)	To (m)	Zone Width (m)	Au Comp (g/t)	Zone	East	Elev
Above 775mL
BC610-868	141.0	143.9	2.90	10.13	NA2
BC610-869	192.80	195.80	3.00	4.53	NA	5981	1588
BC610-870	189.10	191.90	2.80	4.09	NA	5988	1604
BC700-913	83.3	86.3	3.00	15.46	NA	5800	1581
BC700-914	82.7	84.9	2.20	7.21	NA	5800	1565
	90.0	96.1	6.10	3.37	NA FW
BC700-916	82.0	88.0	6.00	7.76	NA	5806	1575
	124.4	126.6	2.20	8.05	NB2
BC700-917A	83.5	90.0	6.50	6.15	NA	5808	1557
includes	87.4	88.2	0.80	14.71
	126.2	129.6	3.40	7.44	NB2 FW
BC700-918B	96.8	101.6	4.80	6.38	NA	5808	1532
BC700-919A	122.3	124.7	2.40	10.20	NA FW
includes	123.2	123.8	0.57	31.62
BC700-920	65.3	67.5	2.20	5.07	HW2
	94.2	98.2	4.00	8.73	NA	5826	1567
includes	96.2	97.0	0.80	16.27
BC700-921	97.1	101.8	4.70	6.58	NA	5825	1539
BC700-922A	95.5	108.7	13.20	6.64	NA	5838	1556
includes	99.7	101.7	2.00	19.24
	106.6	108.7	2.10	9.53
BC715-882A	66.9	69.0	2.10	4.24	NA	5929	1527
	80.7	84.0	3.30	7.13	NB3
	93.9	96.1	2.20	8.21	NB2
BC715-884	87.4	91.2	3.80	4.73	NA	5924	1496
	103.9	105.9	2.00	7.17	NB3
	109.9	113.6	3.70	4.27	NB3
	127.9	130.0	2.10	4.05	NB2
BC715-886	73.9	83.0	9.10	6.05	NA4
includes	82.4	83.0	0.60	20.77	NA	5908	1510
BC715-929	46.3	48.7	2.40	7.72	HW5
	61.4	64.7	3.30	5.84	NA	5936	1587
	79.4	80.2	0.80	55.60	NB3
BC715-930	42.9	45.7	2.80	7.44	HW5
	57.9	59.9	2.00	7.49	NA	5935	1564
BC715-931	39.6	41.8	2.20	5.70	HW5
	79.2	81.7	2.50	4.20	NB3
BC730-873A	26.8	29.2	2.40	6.27	NA3
	66.7	69.8	3.10	9.22	NA	5871	1549
includes	68.0	68.6	0.60	18.62

BC730-874A	31.8	33.9	2.10	6.79	NA3
	69.9	76.6	6.70	6.92	NA	5876	1529
	132.0	137.6	5.60	4.11	NB
BC730-875A	43.4	46.4	3.00	6.09	NA4
	60.4	63.0	2.60	6.04	HW2
	81.7	84.0	2.30	5.39	NA	5893	1524
BC730-890A	88.4	91.9	3.50	3.79	NA	5900	1518
BC730-878	74.1	79.5	5.40	6.15	NA	5836	1523
	91.5	94.7	3.20	4.75	NB3
BC730-879	73.7	78.0	4.30	5.94	NA	5837	1514
BC730-927C	37.0	41.4	4.40	5.06
includes	37.0	39.4	2.40	7.16	NA3
	51.0	53.0	2.00	5.76	NA4
	73.0	80.8	7.80	6.83	NA	5876	1516
includes	79.7	80.8	1.10	17.75
	106.6	113.4	6.80	5.45	NB2
includes	112.2	113.4	1.20	13.20
BC730-934	40.8	43.0	2.20	5.92	NA4
	76.8	78.8	2.00	11.77	NA	5894	1553
BC730-935	68.0	73.7	5.70	10.18	NA	5863	1538
includes	70.4	71.5	1.10	23.77
	96.0	98.9	2.90	4.34	NB2
BC745-880	68.9	73.9	5.00	5.45	NA	5892	1497
includes	71.9	72.3	0.40	17.50
	92.1	95.4	3.30	5.92	NB2

Above 775mL- East Edge of Resource
BC730-1023A	38.5	40.7	2.20	8.10	HW6
	56.2	58.5	2.30	4.91	NA2
BC730-1024	63.9	66.2	2.30	4.96	NA2
BC730-1025	77.4	80.9	3.50	8.55	NA2
BC730-1026	34.0	37.6	3.60	6.14	HW6
	52.5	55.4	2.90	7.57	NA2
BC730-1027	34.0	37.0	3.00	6.32	HW6
	53.0	55.4	2.40	4.93	NA2
BC730-1028	66.3	73.9	7.60	10.10	NA2
BC730-1030	69.4	71.6	2.20	8.45	NA2

775 - 925mL
BC610-912	275.6	278.0	2.40	4.51	NA	5973	1432
	330.5	333.0	2.50	8.95	NB2 FW
BC715-881	72.8	78.6	5.80	4.01	HW6
includes	76.2	76.7	0.50	14.90
	113.3	117.7	4.40	12.58	NA	5929	1527
includes	115.7	117.0	1.30	19.43

BC715-885	99.3	102.5	3.20	4.03	NA	5925	1481
BC715-887	101.5	103.7	2.20	4.43	NA	5913	1481
BC715-888	105.7	108.3	2.60	4.23	NA4
	113.1	115.4	2.30	4.86	HW
	170.4	176.8	6.40	7.61	NB2
BC730-891	142.7	144.7	2.00	4.10	NA	5884	1477
	164.3	167.7	3.40	5.34	NB2
BC745-889	93.8	106.8	13.00	6.04	NA	5905	1454
includes	93.8	94.4	0.60	27.03
	139.0	141.3	2.30	8.58
BC745-893	84.3	94.8	10.50	10.36	NA	5898	1466
includes	85.4	87.5	2.10	23.86
BC745-894	96.7	98.7	2.00	13.92	HW2
	110.5	120.0	9.50	5.11	NA	5897	1435
BC730-876A	134.9	137.0	2.10	4.97	NA	5872	1478
BC745-936	79.3	82.9	3.60	5.24	NA4
	109.7	117.1	7.40	3.89	NA	5881	1437
BC745-937	53.9	56.2	2.30	9.59	NA3
	64.6	68.5	3.90	5.33	NA4
	83.0	85.3	2.30	53.85	NA	5884	1473
includes	83.0	83.4	0.40	282.00
BC745-938	72.0	78.9	6.90	11.84	NA4
includes	77.0	77.3	0.30	118.00
	93.0	96.6	3.60	4.65	HW2
	133.0	135.4	2.40	4.01	NB2
BC745-939B	120.1	138.6	18.50	12.68	NA	5901	1419
includes	125.9	132.1	6.20	21.82
BC715-928c	137.8	140.8	3.00	6.86	NA	5928	1439
	187.5	190.1	2.60	4.20	NB2
BC715-932	52.0	54.0	2.00	9.57	HW5
	73.6	75.9	2.30	10.82	HW7
	105.2	107.8	2.60	4.53	NB3
BC610-971A	168.4	170.4	2.00	7.47	NA2
	304.4	306.6	2.20	6.34	NB
BC610-972	169.6	172.4	2.80	6.31	NA2
	241.8	244.0	2.20	4.20	NA	5973	1475
BC610-973A	208.0	210.0	2.00	7.85	NA2
	262.5	265.1	2.60	4.77	HW7
	309.5	312.8	3.30	8.12	NA	5955	1396
	328.6	330.7	2.10	4.44	NB3
BC610-976	240.0	242.0	2.00	7.39	NB2
BC610-977	194.2	197.3	3.10	4.09	NA2
	231.0	233.9	2.90	7.80	NA	6038	1481

BC610-978	216.5	218.5	2.00	6.02	NA	6051	1502
BC610-1000B	333.8	337.7	3.9	5.39	NA2
	381.0	384.0	3.0	4.39	NA	6006	1383
925 - 1050mL
BC610-975	320.0	322.2	2.20	9.64	HW5
	341.9	365.2	23.30	3.09	NA	5963	1345
includes	341.9	349.3	7.40	6.81
and	363.2	365.2	2.00	6.27
	394.9	401.7	6.80	3.49	NB3
	407.6	410.5	2.90	4.20	NB2
BC610-983	408.0	410.3	2.30	6.31	NA2
	416.0	418.1	2.10	13.93	HW6
	425.1	427.5	2.40	5.45	HW5
	438.3	443.0	4.70	9.14	HW8
	477.5	487.1	9.60	9.79	NA	5906	1276
includes	479.3	481.6	2.30	15.87
and	485.8	487.1	1.30	37.30
	566.1	571.2	5.10	4.33	NB
BC610-984	378.8	385.4	6.60	3.07	NA2
	442.9	459.8	16.90	5.60	NA	5946	1303
includes	447.9	449.7	1.80	18.09
	484.4	487.3	2.90	6.77	NB2
BC610-985	357.2	359.3	2.10	6.28	NA2
	374.4	376.6	2.20	20.32	HW6
	427.0	437.3	10.30	9.98	NA	5941	1335
includes	427.0	430.7	3.70	8.07
and	433.0	435.8	2.80	20.77
BC610-998	455.6	457.9	2.30	4.68	NA2
	503.0	505.3	2.30	7.62	NA	6020	1227
	525.8	528.4	2.60	5.54	NB2

Notes:
1) No significant results returned from: BC700-915, 715-883A
2) True widths are not reported at this time.
3) Assay results are reported uncut.
4) Holes are not necessarily drilled in sequence

Figure 1: Long Section - North A Zone Showing Significant Intercepts from Recent Drilling.

Figure 2: Level Plan – 715mL Showing  Significant Zones and Drill Intercepts